Filed by United Bancorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: United Bancorp Inc.

Commission File No.  000-16640

FOR IMMEDIATE RELEASE:	CONTACT:	Robert K. Chapman,
January 24, 2014		President and Chief Executive Officer
United Bancorp, Inc.
734-214-3801

UNITED BANCORP, INC. ANNOUNCES UNAUDITED

FOURTH QUARTER AND FULL YEAR 2013 RESULTS

ANN ARBOR, MI – United Bancorp, Inc. (OTCQB:UBMI) (“United” or the “Company”) reported consolidated net income of $2.5 million, or $0.18 per share of common stock, for the fourth quarter of 2013, compared to $1.4 million, or $0.09 per share of common stock, for the fourth quarter of 2012. Consolidated net income for the year ended 2013 was $8.8 million, or $0.60 diluted earnings per share of common stock, compared to $4.5 million, or $0.26 per share of common stock, for the same period of 2012.

Highlights of 2013 included:

•	Improved profitability
.	Significant improvements in net income and earnings per share of common stock
.	Core earnings, as measured by pre-tax, pre-provision income, remained strong
•	Noninterest income represented 40% of the Company’s 2013 combined net interest income and noninterest income as a result of the Company’s diverse revenue stream
•	Continued improvement in credit quality metrics:
.	Nonperforming loans decreased by 39% during the fourth quarter of 2013 and by 52% during the twelve months ended December 31, 2013
.	Allowance for loan losses was 3.16% of loans at December 31, 2013, compared with annualized net charge-offs of 0.64% of average loans for 2013
.	Ratio of allowance for loan losses to nonperforming loans was 253% at December 31, 2013
.	Nonperforming assets were 1.11% of total assets at December 31, 2013, representing the lowest level since the fourth quarter of 2006
•	Continued favorable trend in loan growth with total portfolio growth of $59.6 million, or 10.2%, during 2013
•	Redeemed all of the remaining $10.3 million of shares of Preferred Stock in the fourth quarter of 2013
.	Redemption was funded by $4.0 million borrowing available under a $10.0 million revolving line of credit, excess cash at the holding company and a dividend of retained earnings by United Bank & Trust (the “Bank”) to the holding company
.	Estimated annual savings of $810,000, or $0.06 per common share
•	Previously announced merger with Old National Bancorp proceeding and expected to complete in late second quarter 2014

Results of Operations

Overview

The Company has continued to experience improvement in net income in each quarter of 2013 compared to the same periods of 2012, primarily due to increased levels of net interest income and reduced amounts in the Company’s provision for loan losses, offset in part by increases in noninterest expense. Return on average assets (“ROA”) was 1.09% and 0.97%, respectively, for the fourth quarter and full year of 2013, compared to 0.64% and 0.50%, respectively, for the comparable periods of 2012.

Return on average shareholders’ equity (“ROE”) was 10.96% for the fourth quarter and 9.14% for the full year of 2013, compared to 5.94% and 4.69%, respectively, for the same periods of 2012. United’s pre-tax, pre-provision income as a percent of average assets was 1.59% for the fourth quarter of 2013 and 1.60% for the full year of 2013.

The Company’s combined net interest income and noninterest income was down 1.2% in the fourth quarter of 2013 but increased by 2.4% for the full year of 2013 compared to the same periods of 2012. The diversity in the Company’s revenue stream has resulted in noninterest income that represented 40.4% of combined net interest income and noninterest income for the twelve months ended December 31, 2013, compared to 41.6% for the same period of 2012. At the same time, the makeup of that revenue stream varies from year to year, helping to protect the Company against swings within specific categories of noninterest income.

United’s provision for loan losses for the fourth quarter and twelve months ended December 31, 2013 was $0 and $1.9 million, respectively, down from $1.7 million and $8.4 million, respectively, for the same periods of 2012. The provision for loan losses provides for probable incurred credit losses inherent in the loan portfolio.

Net Interest Income and Net Interest Margin

For the fourth quarter of 2013, net interest income of $8.5 million was up 14.5% compared to the same period of 2012. Net interest income of $31.6 million for the full year 2013 increased by 4.6% over the same period of 2012. The Company’s net interest margin was 3.91% and 3.69%, respectively, for the three and twelve month periods ended December 31, 2013, compared to 3.45% and 3.59%, respectively, for the same periods of 2012. The improvement in net interest margin in the fourth quarter of 2013 was a result of a shifting of asset mix and reduced liquid assets, combined with a continued reduction in cost of funds.

The Company’s mix of assets has evolved over recent quarters. Portfolio loan growth of $59.6 million for the twelve months ended December 31, 2013 has contributed to this shift in mix, and has helped the Company’s yield on its earning assets. The Company continues to fund its growth primarily with core deposits. As a result of its strong core funding, the Company’s cost of interest-bearing deposits was 0.33% for the fourth quarter and 0.40% for the full twelve months of 2013, down from 0.52% and 0.61%, respectively, for the same periods of 2012. In the fourth quarter of 2013, the Company borrowed an additional $ 4.0 million on its $10.0 million revolving line of credit to fund, in part, the redemption of all of its remaining outstanding shares of Preferred Stock. While this additional borrowing will marginally increase the Company’s cost of funds in future periods, its impact on the cost of funds in the fourth quarter of 2013 was negligible.

Noninterest Income

During the twelve months ended December 31, 2013, total noninterest income equaled 40.4% of the Company’s combined net interest income and noninterest income. Noninterest income of $4.7 million for the quarter ended December 31, 2013 was down 20.9% compared to the fourth quarter of 2012, while noninterest income for the twelve months ended December 31, 2013 was only 0.7% lower than the same period of 2012.

The Company had experienced high levels of income from the sale and servicing of loans sold on the secondary market over the past two years. In the third quarter of 2013, that volume began to decline. Income from loan sales and servicing was down by 38.8% in the fourth quarter of 2013 compared to the same period of 2012. For the full twelve months of 2013, income from loan sales and servicing was 3.1% below the same period of 2012. At the same time, the Company’s diverse income stream has helped to offset some of this decline. Wealth Management fee income improved by 10.1%, and ATM, debit and credit card fee income increased by 6.6% in the fourth quarter of 2013 compared to the same quarter of 2012.

Noninterest Expense

Total noninterest expense was down 1.2% in the fourth quarter but increased 3.1% in the full twelve months of 2013, compared to the same periods of 2012. The largest dollar increases for the full year 2013 were in compensation expense, while a number of categories of noninterest expense declined. Increases in compensation expense reflected, in part, moderate salary increases that were implemented effective April 1, 2013. The largest component of the compensation expense increase in 2013 was the accrual for profit sharing and incentive compensation expense, reflecting the Company’s improved earnings for the year. Prior to 2013, the Company did not pay or accrue any profit sharing, nor did it pay or accrue any cash bonus or other payout to executive officers under our bonus plans since 2008.

Balance Sheet

Total consolidated assets of the Company were $899.0 million at December 31, 2013, compared to $907.7 million at December 31, 2012. Total portfolio loans of $646.3 million increased by $59.6 million in the full twelve months of 2013. The Company generally sells its fixed rate long-term residential mortgages on the secondary market, and retains adjustable rate mortgages in its loan portfolio. Loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balance of loans serviced for others at December 31, 2013 was $978.2 million, and has increased by $124.4 million, or 14.6%, in the twelve months ended December 31, 2013.

The Company’s balances in federal funds sold and other short-term investments were $12.5 million at December 31, 2013, compared to $56.8 million at December 31, 2012. Short-term balances declined in part as a result of loan growth in excess of growth in deposits and borrowings during 2013. Securities available for sale of $191.2 million at December 31, 2013 were down $15.0 million from December 31, 2012 levels. The Company does not hold any collateralized debt obligations backed by trust preferred securities in its securities portfolio, nor any other securities that may be considered “Covered Funds” under the final Volker Rule of the Dodd-Frank Act.

Total deposits of $790.5 million at December 31, 2013 were up $5.9 million from $784.6 million at December 31, 2012. The majority of the Company’s deposits derive from core client sources, relating to long-term relationships with local individual, business and public fund clients. Public fund clients include local government and municipal bodies, hospitals, universities and other educational institutions.

Asset Quality

The Company continued to achieve significant improvement in its credit quality measures. Total nonperforming loans declined by $8.6 million, or 51.7%, since December 31, 2012. The decrease in nonperforming loans during the fourth quarter of 2013 totaled $5.2 million and included the resolution of non-accrual loans for four separate commercial borrowers. Total nonperforming loans as a percent of total portfolio loans were 1.25% at December 31, 2013, down from 2.86% at December 31, 2012. The ratio of allowance for loan losses to nonperforming loans improved from 134.6% at December 31, 2012 to 252.6% at December 31, 2013. The Company’s ratio of allowance for loan losses to total loans was 3.16% at December 31, 2013, compared with annualized net charge-offs of 0.64% of average loans for 2013. Nonperforming assets were 1.11% of total assets at December 31, 2013, representing the lowest level since the fourth quarter of 2006. Loan workout and collection efforts continue with all delinquent clients, in an effort to bring them back to performing status.

Capital Planning and Redemption of Preferred Stock

On December 27, 2013, the Company completed the redemption of all of the remaining 10,300 shares of its outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Preferred Stock") that were originally issued to the United States Department of the Treasury ("U.S. Treasury") under the Troubled Asset Relief Program Capital Purchase Program. U.S. Treasury sold all 20,600 shares of Preferred Stock to private investors in June 2012. The Company had previously redeemed 10,300 shares of Preferred Stock on September 30, 2013.

The redemption price for the shares of Preferred Stock was the stated liquidation preference amount of $1,000 per share, plus any accrued and unpaid dividends to but excluding December 27, 2013. The total cost of the redemption of shares of Preferred Stock was approximately $10.4 million, which was funded with a combination of excess cash at the holding company, a dividend to the holding company of retained earnings at the Bank, and the borrowing of $4.0 million under the Company’s $10.0 million revolving line of credit. The redemption of shares of Preferred Stock will result in estimated annual savings of $810,000, or $0.06 per common share, due to the elimination of payment of dividends on the redeemed shares.

Following completion of the redemption of shares of Preferred Stock, the capital ratios of the Company and the Bank continue to exceed regulatory standards to be categorized as well-capitalized. The Bank’s Tier 1 leverage ratio was 9.77% at December 31, 2013, after payment of a $4.0 million dividend to the Company in the fourth quarter of 2013.

About United Bancorp, Inc.

United Bancorp, Inc. is a community-based financial services company located in Washtenaw, Lenawee, Livingston and Monroe Counties in Michigan. United Bank & Trust is the Company’s only subsidiary, and the Bank provides financial solutions to its clients based on their unique circumstances and needs, through a line of business delivery system that includes banking, mortgage, structured finance and wealth management. The Company has a pending merger with Old National Bancorp (NASDAQ:ONB).

Additional Information for Shareholders

In connection with the proposed merger, ONB will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of United and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

ONB and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and United Bancorp, Inc. Forward-looking statements are identifiable by words or phrases such as “trend,” “estimate,” “continue,” “expect,” “will,” “probable” and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to the expected timing of completion of the proposed merger with Old National Bancorp, trends in credit quality measures and loan growth trends. All statements referencing future time periods are forward-looking.

Management’s determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including mortgage servicing rights and deferred tax assets) and other real estate owned and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated or that other real estate owned can be sold at its carrying value or at all. Our ability to successfully implement new programs and initiatives, increase efficiencies, utilize our deferred tax asset, address regulatory issues, respond to declines in collateral values and credit quality, maintain sufficient regulatory capital levels and improve profitability is not entirely within our control and is not assured. The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on United Bancorp, Inc., specifically, are also inherently uncertain. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. United Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this report.

In addition, expected cost savings, synergies and other financial benefits from the proposed merger with Old National Bancorp might not be realized within the expected time frame and costs or difficulties relating to integration matters might be greater than expected. The requisite shareholder and regulatory approvals for the proposed merger might not be obtained.

Risk factors include, but are not limited to, the risk factors described in “Item 1A – Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2012. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Non-GAAP Financial Information

This press release includes disclosures about our pre-tax, pre-provision income and pre-tax, pre-provision return on average assets. These disclosures are non-GAAP financial measures. For additional information about our pre-tax, pre-provision income and pre-tax, pre-provision return on average assets, please see the unaudited consolidated financial statements and related footnotes that follow.

Unaudited Consolidated Financial Statements Follow.

United Bancorp, Inc. and Subsidiary

Comparative Consolidated Balance Sheet Data (Unaudited)

Dollars in thousands	Dec. 31,	Sept. 30,	Change this Qtr.		Dec. 31,	12-Month Change
Period-end Balance Sheet	2013	2013	$000%		2012	$000%
Assets
Cash and due from banks	$13,748	$23,514	$(9,766)	-41.5%	$13,769	$(21)	-0.2%
Interest bearing bal. with banks	12,513	8,267	4,246	51.4%	56,843	(44,330)	-78.0%
Total cash & cash equivalents	26,261	31,781	(5,520)	-17.4%	70,612	(44,351)	-62.8%

Securities available for sale	191,158	204,827	(13,669)	-6.7%	206,129	(14,971)	-7.3%
FHLB Stock	2,691	2,691	-	0.0%	2,571	120	4.7%
Loans held for sale	4,260	8,388	(4,128)	-49.2%	13,380	(9,120)	-68.2%

Portfolio loans	646,274	643,151	3,123	0.5%	586,678	59,596	10.2%
Allowance for loan losses	20,447	21,963	(1,516)	-6.9%	22,543	(2,096)	-9.3%
Net loans	625,827	621,188	4,639	0.7%	564,135	61,692	10.9%

Premises and equipment, net	10,187	10,379	(192)	-1.8%	10,719	(532)	-5.0%
Bank owned life insurance	14,639	14,540	99	0.7%	14,241	398	2.8%
Other assets	24,006	25,038	(1,032)	-4.1%	25,954	(1,948)	-7.5%
Total Assets	$899,029	$918,832	$(19,803)	-2.2%	$907,741	$(8,712)	-1.0%

Liabilities
Deposits
Non-interest bearing	$167,236	$160,225	$7,011	4.4%	$165,430	$1,806	1.1%
Interest bearing	623,261	645,515	(22,254)	-3.4%	619,213	4,048	0.7%
Total deposits	790,497	805,740	(15,243)	-1.9%	784,643	5,854	0.7%
FHLB advances outstanding	11,961	11,983	(22)	-0.2%	21,999	(10,038)	-45.6%
Other borrowings	10,000	6,000	4,000	66.7%	-	10,000	0.0%
Other liabilities	4,360	4,472	(112)	-2.5%	3,702	658	17.8%
Total Liabilities	816,818	828,195	(11,377)	-1.4%	810,344	6,474	0.8%
Shareholders' Equity	82,211	90,637	(8,426)	-9.3%	97,397	(15,186)	-15.6%
Total Liabilities and Equity	$899,029	$918,832	$(19,803)	-2.2%	$907,741	$(8,712)	-1.0%

	Three months ended Dec. 31,			Twelve months ended Dec. 31,
Average Balance Data	2013	2012	% Change	2013	2012	% Change
Total loans	$651,014	$595,726	9.3%	$625,670	$591,338	5.8%
Earning assets	868,266	861,263	0.8%	865,866	851,762	1.7%
Total assets	910,358	905,321	0.6%	908,651	893,239	1.7%
Deposits	796,695	778,910	2.3%	791,201	771,422	2.6%
Shareholders' Equity	90,764	96,833	-6.3%	96,416	95,121	1.4%

Asset Quality
Net charge offs	$1,516	$1,617	-6.2%	$3,996	$6,441	-38.0%
Nonaccrual loans	7,927	16,714	-52.6%
Nonperforming loans	8,096	16,751	-51.7%
Nonperforming assets	9,946	20,163	-50.7%
Nonperforming loans/total loans	1.25%	2.86%	-56.1%
Nonperforming assets/total assets	1.11%	2.22%	-50.2%
Allowance for loan loss/total loans	3.16%	3.84%	-17.7%
Allowance/nonperforming loans	252.6%	134.6%	87.7%

United Bancorp, Inc. and Subsidiary

Comparative Consolidated Income Statement and Performance Data (Unaudited)

Dollars in thousands except per share data	Three months ended Dec. 31,			Twelve months ended Dec. 31,
Consolidated Income Statement	2013	2012	% Change	2013	2012	% Change
Interest Income
Interest and fees on loans	$7,990	$7,777	2.7%	$30,910	$31,470	-1.8%
Interest on investment securities	1,105	557	98.4%	3,531	3,051	15.7%
Interest on fed funds sold & bank balances	10	39	-74.4%	94	172	-45.3%
Total interest income	9,105	8,373	8.7%	34,535	34,693	-0.5%

Interest Expense
Interest on deposits	520	812	-36.0%	2,553	3,746	-31.8%
Interest on FHLB advances	72	177	-59.3%	372	782	-52.4%
Interest on other borrowings	55	-	0.0%	59	-	100.0%
Total interest expense	647	989	-34.6%	2,984	4,528	-34.1%
Net Interest Income	8,458	7,384	14.5%	31,551	30,165	4.6%
Provision for loan losses	-	1,700	-100.0%	1,900	8,350	-77.2%
Net Interest Income After Provision	8,458	5,684	48.8%	29,651	21,815	35.9%

Noninterest Income
Service charges on deposit accounts	442	483	-8.5%	1,811	1,861	-2.7%
Trust & Investment fee income	1,536	1,395	10.1%	5,892	5,250	12.2%
Gains on securities transactions	14	-	0.0%	54	4	1250.0%
Income from loan sales and servicing	1,717	2,805	-38.8%	9,788	10,104	-3.1%
ATM, debit and credit card fee income	579	543	6.6%	2,216	2,126	4.2%
Income from bank-owned life insurance	98	106	-7.5%	398	422	-5.7%
Other income	273	559	-51.2%	1,186	1,724	-31.2%
Total noninterest income	4,659	5,891	-20.9%	21,345	21,491	-0.7%

Noninterest Expense
Salaries and employee benefits	5,728	5,796	-1.2%	23,712	21,482	10.4%
Occupancy and equipment expense	1,340	1,323	1.3%	5,395	5,311	1.6%
External data processing	367	349	5.2%	1,444	1,113	29.7%
Advertising and marketing expenses	295	185	59.5%	1,155	752	53.6%
Attorney & other professional fees	260	226	15.0%	1,354	1,880	-28.0%
Director fees	73	79	-7.6%	387	372	4.0%
Expenses relating to ORE property and
foreclosed assets	333	395	-15.7%	918	1,928	-52.4%
FDIC Insurance premiums	176	250	-29.6%	741	1,133	-34.6%
Other expense	903	983	-8.1%	3,261	3,232	0.9%
Total noninterest expense	9,475	9,586	-1.2%	38,367	37,203	3.1%
Income Before Federal Income Tax	3,642	1,989	83.1%	12,629	6,103	106.9%
Federal income tax	1,136	543	109.2%	3,818	1,640	132.8%
Net Income	$2,506	$1,446	73.3%	$8,811	$4,463	97.4%

Performance Ratios
Return on average assets	1.09%	0.64%	0.46%	0.97%	0.50%	0.47%
Return on average equity	10.96%	5.94%	5.01%	9.14%	4.69%	4.45%
Pre-tax, pre-provision ROA (1)	1.59%	1.62%	-0.03%	1.60%	1.62%	-0.02%
Net interest margin (FTE)	3.91%	3.45%	0.45%	3.69%	3.59%	0.10%
Efficiency ratio	71.7%	71.7%	0.00%	72.0%	71.5%	0.52%

Common Stock Performance
Basic earnings per share	$0.18	$0.09	$ 0.09	$0.61	$0.26	$ 0.35
Diluted earnings per share	$0.18	$0.09	$ 0.09	$0.60	$0.26	$ 0.34
Book value per share				6.46	6.05	0.41
Tangible book value per share				6.46	6.05	0.41
Market value per share (2)				7.23	4.50	2.73

United Bancorp, Inc. and Subsidiary

Trends of Selected Consolidated Financial Data (Unaudited)

Dollars in thousands except per share data	2013				2012
Balance Sheet Data	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
Period-end:
Portfolio loans	$646,274	$643,151	$618,974	$600,121	$586,678
Total loans	650,534	651,539	625,996	609,751	600,058
Allowance for loan losses	20,447	21,963	22,001	22,158	22,543
Earning assets	856,896	867,324	859,752	885,515	865,505
Total assets	899,029	918,832	907,330	927,227	907,741
Deposits	790,497	805,740	792,119	804,045	784,643
Shareholders' Equity	82,211	90,637	98,402	99,001	97,397
Average:
Total loans	$651,014	$633,778	$614,557	$602,711	$595,726
Earning assets	868,266	867,365	862,079	865,711	861,263
Total assets	910,358	914,815	905,384	907,707	905,321
Deposits	796,695	796,197	785,698	786,042	778,910
Shareholders' Equity	90,764	98,178	99,158	97,637	96,833

Income Statement Summary
Net interest income	$8,458	$7,981	$7,824	$7,288	$7,384
Non-interest income	4,659	5,115	5,647	5,924	5,891
Net revenue	13,117	13,096	13,471	13,212	13,275
Non-interest expense	9,475	9,532	9,874	9,486	9,586
Pre-tax, pre-provision income (1)	3,642	3,564	3,597	3,726	3,689
Provision for loan losses	0	300	600	1,000	1,700
Federal income tax	1,136	988	910	784	543
Net income	2,506	2,276	2,087	1,942	1,446
Basic income per share	$0.18	$0.15	$0.14	$0.13	$0.09
Diluted income per share	$0.18	$0.15	$0.14	$0.13	$0.09

Performance Ratios and Liquidity
Return on average assets	1.09%	0.99%	0.92%	0.87%	0.64%
Return on average common equity	10.96%	9.20%	8.44%	8.07%	5.94%
Pre-tax, pre-provision ROA (1)	1.59%	1.55%	1.59%	1.66%	1.62%
Net interest margin (FTE)	3.91%	3.70%	3.68%	3.46%	3.45%
Efficiency ratio	71.7%	72.2%	72.8%	71.3%	71.7%
Ratio of loans to deposits	81.8%	79.8%	78.1%	74.6%	74.8%

Asset Quality
Net charge offs	$1,516	$338	$757	$1,384	$1,617
Nonaccrual loans	7,927	13,028	13,910	14,598	16,714
Nonperforming loans	8,096	13,320	14,208	14,978	16,751
Nonperforming assets	9,946	15,377	16,610	18,084	20,163
Nonperforming loans/portfolio loans	1.25%	2.07%	2.30%	2.50%	2.86%
Nonperforming assets/total assets	1.11%	1.67%	1.83%	1.95%	2.22%
Allowance for loan loss/portfolio loans	3.16%	3.41%	3.55%	3.69%	3.84%
Allowance/nonperforming loans	252.6%	164.9%	154.8%	147.9%	134.6%

Market Data for Common Stock
Book value per share	$6.46	$6.32	$6.13	$6.17	$6.05
Market value per share (2)
High	7.60	6.80	6.00	5.99	4.65
Low	6.75	5.20	5.10	4.35	3.91
Period-end	7.23	6.80	5.40	5.10	4.50
Period-end shares outstanding	12,718	12,715	12,713	12,716	12,706
Average shares outstanding	12,717	12,714	12,713	12,709	12,706

Trends of Selected Consolidated Financial Data (continued)

	2013				2012
Capital and Stock Performance	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
Tier 1 Leverage Ratio	9.1%	9.8%	10.7%	10.5%	10.2%
Tangible common equity to total assets	9.1%	8.7%	8.6%	8.5%	8.5%
Total capital to risk-weighted assets	13.9%	15.0%	16.5%	16.8%	16.7%
Price/earnings ratio (TTM)	12.1x	13.3x	12.0x	14.6x	17.3x
Period-end common stock market price/book value	111.8%	107.6%	88.2%	82.6%	74.3%

(1)	In an attempt to evaluate the trends of net interest income, noninterest income and noninterest expense, the Company's management focuses on pre-tax, pre-provision income as useful and consistent measures of the Company's earnings capacity. This calculation adjusts net income by the amount of the Company's federal income tax (benefit) and provision for loan losses. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

(2)	Market value per share is based on the last reported transaction on OTCQB before period end.